EMISNET

82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: icssific.ens

Longitud del sobre: 98419 bytes.

Fecha de recepcion: Apr 7 2005 9:57:07:586AM.

SUPPL

Folio de recepcion: 84712.

[redacted]

05007325

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

dlw 4/20

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**34,098,575**	**100**	**31,421,403**	**100**
2	**ACTIVO CIRCULANTE**	**10,157,640**	**30**	**6,944,615**	**22**
3	EFECTIVO E INVERSIONES TEMPORALES	1,413,399	4	1,009,234	3
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,652,806	11	2,490,974	8
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	725,759	2	762,257	2
6	INVENTARIOS	4,249,238	12	2,607,198	8
7	OTROS ACTIVOS CIRCULANTES	116,438	0	74,952	0
8	**LARGO PLAZO**	**1,219,874**	**4**	**709,581**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,215,251	4	704,738	2
11	OTRAS INVERSIONES	4,623	0	4,843	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**20,721,955**	**61**	**21,571,260**	**69**
13	INMUEBLES	1,184,724	3	1,182,480	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	40,542,218	119	40,641,870	129
15	OTROS EQUIPOS	208,525	1	209,029	1
16	DEPRECIACION ACUMULADA	21,800,352	64	21,029,422	67
17	CONSTRUCCIONES EN PROCESO	586,840	2	567,303	2
18	**ACTIVO DIFERIDO (NETO)**	**1,999,106**	**6**	**2,195,947**	**7**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**15,544,412**	**100**	**20,373,598**	**100**
21	**PASIVO CIRCULANTE**	**4,536,693**	**29**	**3,786,403**	**19**
22	PROVEEDORES	2,079,914	13	1,669,199	8
23	CREDITOS BANCARIOS	331,649	2	769,601	4
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	465,524	3	106,782	1
26	OTROS PASIVOS CIRCULANTES	1,659,606	11	1,240,821	6
27	**PASIVO A LARGO PLAZO**	**7,159,397**	**46**	**12,701,284**	**62**
28	CREDITOS BANCARIOS	2,980,622	19	7,868,062	39
29	CREDITOS BURSATILES	4,169,225	27	4,333,684	21
30	OTROS CREDITOS	9,550	0	499,538	2
31	**CREDITOS DIFERIDOS**	**3,848,322**	**25**	**3,885,911**	**19**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**18,554,163**	**100**	**11,047,805**	**100**
34	**PARTICIPACION MINORITARIA**	**2,044,930**	**11**	**1,965,612**	**18**
35	**CAPITAL CONTABLE MAYORITARIO**	**16,509,233**	**89**	**9,082,193**	**82**
36	**CAPITAL CONTRIBUIDO**	**7,787,620**	**42**	**6,173,780**	**56**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	5,969,552	32	5,233,380	47
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,230,750	7	940,400	9
39	PRIMA EN VENTA DE ACCIONES	587,318	3	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**8,721,613**	**47**	**2,908,413**	**26**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,344,055	50	10,037,788	91
43	RESERVA PARA RECOMPRA DE ACCIONES	115,609	1	115,609	1
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(6,921,788)	(37)	(6,366,955)	(58)
45	**RESULTADO NETO DEL EJERCICIO**	6,183,737	33	(878,029)	(8)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
INFORMACION DICTAMINADA (Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**1,413,399**	**100**	**1,009,234**	**100**
46	EFECTIVO	131,810	9	265,614	26
47	INVERSIONES TEMPORALES	1,281,589	91	743,620	74
18	**CARGOS DIFERIDOS**	**1,999,106**	**100**	**2,195,947**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,609,439	81	1,767,158	80
49	CREDITO MERCANTIL	15,629	1	20,550	1
50	IMPUESTOS DIFERIDOS	63,709	3	67,089	3
51	OTROS	310,329	16	341,150	16
21	**PASIVO CIRCULANTE**	**4,536,693**	**100**	**3,786,403**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,441,871	32	1,313,543	35
53	PASIVOS EN MONEDA NACIONAL	3,094,822	68	2,472,860	65
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,659,606**	**100**	**1,240,821**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	89,995	5	84,424	7
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,569,611	95	1,156,397	93
27	**PASIVO A LARGO PLAZO**	**7,159,397**	**100**	**12,701,284**	**100**
59	PASIVO EN MONEDA EXTRANJERA	7,159,397	100	12,701,284	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,169,225**	**100**	**4,333,684**	**100**
61	OBLIGACIONES	3,379,440	81	3,545,772	82
62	PAGARE DE MEDIANO PLAZO	789,785	19	787,912	18
30	**OTROS CREDITOS**	**9,550**	**100**	**499,538**	**100**
63	OTROS CREDITOS CON COSTO	9,550	100	499,538	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,848,322**	**100**	**3,885,911**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,697,710	70	2,508,592	65
67	OTROS	1,150,612	30	1,377,319	35
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,921,788)**	**100**	**(6,366,955)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,921,788)	(100)	(6,366,955)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	5,620,947	3,158,212
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,150,612	1,377,318
74	NUMERO DE FUNCIONARIOS (*)	177	185
75	NUMERO DE EMPLEADOS (*)	2,565	2,594
76	NUMERO DE OBREROS (*)	4,666	4,440
77	NUMERO DE ACCIONES EN CIRCULACION (*)	607,502,511	506,340,463
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**26,759,929**	**100**	**16,806,262**	**100**
2	COSTO DE VENTAS	17,942,103	67	14,815,368	88
3	**RESULTADO BRUTO**	**8,817,826**	**33**	**1,990,894**	**12**
4	GASTOS DE OPERACION	1,423,205	5	1,259,902	7
5	**RESULTADO DE OPERACION**	**7,394,621**	**28**	**730,992**	**4**
6	COSTO INTEGRAL DE FINANCIAMIENTO	640,642	2	1,628,548	10
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**6,753,979**	**25**	**(897,556)**	**(5)**
8	OTRAS OPERACIONES FINANCIERAS	49,342	0	38,022	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**6,704,637**	**25**	**(935,578)**	**(6)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	1,251,024	5	239,932	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**5,453,613**	**20**	**(1,175,510)**	**(7)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	780,978	3	315,192	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**6,234,591**	**23**	**(860,318)**	**(5)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**6,234,591**	**23**	**(860,318)**	**(5)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**6,234,591**	**23**	**(860,318)**	**(5)**
19	PARTICIPACION MINORITARIA	50,854		17,711	0
20	**RESULTADO NETO MAYORITARIO**	**6,183,737**	**23**	**(878,029)**	**(5)**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**26,759,929**	**100**	**16,806,262**	**100**
21	NACIONALES	20,374,694	76	13,013,016	77
22	EXTRANJERAS	6,385,235	24	3,793,246	23
23	CONVERSION EN DOLARES (***)	363,659	1	333,603	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**640,642**	**100**	**1,628,548**	**100**
24	INTERESES PAGADOS	1,027,107	160	1,162,685	71
25	PERDIDA EN CAMBIOS	123,910	19	1,148,352	71
26	INTERESES GANADOS	73,834	12	69,809	4
27	GANANCIA EN CAMBIOS	4,337	1	149,432	9
28	RESULTADO POR POSICION MONETARIA	(473,791)	(74)	(494,230)	(30)
42	PERDIDA EN ACTUALIZACION DE UDI'S	41,587	6	30,982	2
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**49,342**	**100**	**38,022**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	49,342	100	38,022	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,251,024**	**100**	**239,932**	**100**
32	I.S.R.	894,820	72	221,767	92
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	356,204	28	18,165	8
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	0	0
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	26,759,929	16,806,262
39	RESULTADO DE OPERACION (**)	7,394,621	730,992
40	RESULTADO NETO MAYORITARIO (**)	6,183,737	(878,029)
41	RESULTADO NETO (**)	6,234,591	(860,318)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: 4 AÑO: 2004

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**7,023,012**	**100**	**4,239,119**	**100**
2	COSTO DE VENTAS	4,739,125	67	3,740,477	88
3	**RESULTADO BRUTO**	**2,283,887**	**33**	**498,642**	**12**
4	GASTOS DE OPERACION	408,242	6	296,548	7
5	**RESULTADO DE OPERACION**	**1,875,645**	**27**	**202,094**	**5**
6	COSTO INTEGRAL DE FINANCIAMIENTO	13,517	0	439,742	10
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,862,128**	**27**	**(237,648)**	**(6)**
8	OTRAS OPERACIONES FINANCIERAS	(7,698)	0	51,723	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,869,826**	**27**	**(289,371)**	**(7)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(432,217)	(6)	473,887	11
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**2,302,043**	**33**	**(763,258)**	**(18)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	353,455	5	96,350	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,655,498**	**38**	**(666,908)**	**(16)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,655,498**	**38**	**(666,908)**	**(16)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,655,498**	**38**	**(666,908)**	**(16)**
19	PARTICIPACION MINORITARIA	(2,013)		8,871	0
20	**RESULTADO NETO MAYORITARIO**	**2,657,511**	**38**	**(675,779)**	**(16)**

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**7,023,012**	**100**	**4,239,119**	**100**
21	NACIONALES	5,279,780	75	3,386,759	80
22	EXTRANJERAS	1,743,232	25	852,360	20
23	CONVERSION EN DOLARES (***)	35,451	1	146,935	3
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**13,517**	**100**	**439,742**	**100**
24	INTERESES PAGADOS	229,586	1,698	301,318	69
25	PERDIDA EN CAMBIOS	(116,578)	(862)	386,288	88
26	INTERESES GANADOS	23,514	174	13,780	3
27	GANANCIA EN CAMBIOS	(28,456)	(211)	52,848	12
28	RESULTADO POR POSICION MONETARIA	(121,769)	(901)	(194,514)	(44)
42	PERDIDA EN ACTUALIZACION DE UDI'S	17,336	128	13,278	3
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(7,698)**	**100**	**51,723**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(7,698)	(100)	51,723	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(432,217)**	**100**	**473,887**	**100**
32	I.S.R.	(616,080)	(143)	473,314	100
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	183,863	43	573	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**6,234,591**	**(860,318)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,468,243	1,226,339
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**7,702,834**	**366,021**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(2,443,545)	50,392
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**5,259,289**	**416,413**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(5,926,482)	690,405
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	1,574,546	(31,663)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(4,351,936)**	**658,742**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(500,981)**	**(702,899)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	406,372	372,256
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,007,027	636,978
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,413,399	1,009,234

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,468,243**	**1,226,339**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,426,690	1,436,723
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	(196,434)	121,463
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	237,987	(331,847)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(2,443,545)**	**50,392**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(1,166,234)	(194,417)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(1,817,232)	11,143
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(655,227)	28,753
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	410,790	278,717
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	784,358	(73,804)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(5,926,482)**	**690,405**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	11,776	37,349
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	3,295,000	516,734
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	6,401	35,750
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(8,570,289)	(264,119)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(164,460)	162,291
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(504,910)	202,400
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**1,574,546**	**(31,663)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	1,574,546	(31,663)
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(500,981)**	**(702,899)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(5)	3,627
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(539,177)	(610,594)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	38,201	(95,932)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	23.30	%	(5.12)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	37.46	%	(9.67)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	18.28	%	(2.74)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	7.60	%	(57.45)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.78	veces	0.53	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.29	veces	0.78	veces
8	ROTACION DE INVENTARIOS (**)	4.22	veces	5.68	veces
9	DIAS DE VENTAS POR COBRAR	43	días	46	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	13.55	%	8.58	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	45.59	%	64.84	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.84	veces	1.84	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	55.33	%	68.79	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	34.55	%	58.88	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	7.20	veces	0.63	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.72	veces	0.82	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.24	veces	1.83	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.30	veces	1.15	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.65	veces	0.34	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	31.15	%	26.65	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	28.78	%	2.18	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(9.13)	%	0.30	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	5.12	veces	0.36	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	136.18	%	104.81	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(36.18)	%	(4.81)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	107.62	%	86.87	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 10.18		$ (1.73)	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 10.18		$ (1.73)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 27.18		$ 17.94	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.25	veces	.40	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	3.34	veces	(4.09)	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

A NUESTROS ACCIONISTAS

El año 2004 fue extraordinario para la industria siderúrgica y, en particular, para Hylsamex. El entorno más favorable permitió constatar la fortaleza del modelo de negocio de Hylsamex, basado en la integración en materias primas, e hizo evidentes los beneficios de los esfuerzos de productividad y reducción de costos.
El desempeño operativo y financiero de la empresa registró niveles récord, lo que le permitió reducir substancialmente su deuda neta, cumpliendo así con ese objetivo prioritario. La empresa cuenta ahora con una sólida situación financiera y la flexibilidad necesaria para crecer y generar valor a sus accionistas.
De acuerdo a lo anunciado, ALFA llevó a cabo la primera etapa del proceso de separación de Hylsamex de su portafolio de negocios.
El compromiso y el profesionalismo de nuestro personal volvieron a ser elementos claves en el logro de los excelentes resultados financieros y operativos de este año.

Operaciones

En 2004, el mercado siderúrgico mundial registró una demanda creciente y el nivel de precios más alto de los últimos años. Esto fue posible por el desempeño favorable de las principales economías del mundo, el crecimiento sostenido del consumo de acero en China y la escasez relativa de las principales materias primas. Lo anterior permitió la recuperación financiera de la industria.
El mercado nacional reflejó las condiciones internacionales, reforzadas por el notable crecimiento de la economía mexicana. Durante el año, la demanda de acero creció 9%, la producción de acero líquido 10% y la de producto terminado 8%.
Por su parte, las importaciones de producto terminado se incrementaron 11%, representando el 26% del consumo nacional. Las exportaciones de producto final crecieron 6% y las de semi-terminado 15%.
Los principales indicadores operativos de Hylsamex alcanzaron los niveles más altos en su historia. El volumen de ventas fue de 3.2 millones de toneladas, 10% superior al de 2003. El precio promedio creció 45% en dólares y los productos de alto valor agregado representaron el 58% de los ingresos.
Las ventas al mercado nacional aumentaron 8%, con un total de 2.4 millones de toneladas. Los altos precios internacionales estimularon que las exportaciones ascendieran a 731 mil toneladas, 15% más que el año anterior. El monto exportado se elevó a US$ 550 millones, un incremento de 68%, representando el 23% de las ventas totales.
La estrategia permanente de reducción de costos y la integración productiva, permitieron a la empresa enfrentar favorablemente la escasa disponibilidad y el alto costo de materias primas. Mientras que el gas natural creció 61%, la chatarra 39% y el mineral de hierro 19%, los costos variables de la empresa sólo aumentaron 12%.

Finanzas

La combinación de mayor volumen y mejores precios permitió a Hylsamex alcanzar ingresos récord de 26,760 millones de pesos (US$ 2,305 millones) en 2004, un crecimiento de 59%. La utilidad de operación ascendió a 7,395 millones de pesos (US$ 731 millones), 10 veces superior a la de 2003.
El flujo de efectivo (EBITDA)* fue de US$ 759 millones, 306% por encima del nivel del año anterior. Este desempeño, que refleja la capacidad de la empresa para capitalizar al máximo las condiciones del mercado siderúrgico y las

mejoras en eficiencia consolidadas a lo largo de los años, que le permitieron ubicarse entre las mejores del mundo.
La inversión en activos fijos durante 2004 fue de US$ 46 millones; el 40% se destinó al aumento de la capacidad instalada y al mejor aprovechamiento de las reservas de mineral de hierro. Destacan también las inversiones menores para actualizar las instalaciones productivas, particularmente las de Hylsa.
Los excelentes resultados financieros permitieron una reducción drástica de US$ 468 millones de la deuda neta de la empresa, dejándola en US$ 546 millones al cierre de 2004. Las principales razones financieras también reflejaron dicho cambio: la cobertura de intereses pasó de 2.0 a 9.3 veces y la razón de deuda neta de caja a flujo de efectivo mejoró, al pasar de 5.4 a 0.7 veces.

*La utilidad antes de impuestos, gastos financieros, depreciación y amortización.

Estrategia

El año 2004 fue un parteaguas en la historia de Hylsamex. Su posición relativa en la industria siderúrgica se modificó sustancialmente.
De una posición financiera restringida, pasó a una de solidez y holgura.
En el año se cumplió el objetivo prioritario de reducir la deuda, lo que otorga ahora total flexibilidad para tomar las decisiones que más le convengan a la empresa y a sus accionistas. Dicha disminución fue resultado de la fuerte generación interna de flujo, aunada a la colocación de una Serie "L" de acciones de voto limitado en los mercados de capital de México, Estados Unidos y Europa, que permitió obtener US$ 137 millones.
En agosto, Galvak firmó un contrato de crédito por US$ 175 millones, que hizo posible refinanciar la deuda de la empresa y liberarla de garantías existentes. En septiembre, Hylsa firmó un crédito sindicado a largo plazo por US$ 160 millones, que incluyó un crédito por US$ 100 millones y una línea revolvente por US$ 60 millones.
Conforme a lo anunciado, ALFA procedió con la primera etapa de la separación de Hylsamex de su portafolio de negocios, entregando a sus accionistas el 39% de las acciones de Hylsamex y manteniendo un 51% de las acciones con voto.
La mayor disponibilidad de acciones en el mercado ha facilitado una mejor valuación de la compañía por parte de las instituciones financieras y un mejor acceso a los mercados de capital.
Las investigaciones para desarrollar una nueva tecnología que reduzca el consumo de gas natural en la producción del fierro esponja, avanzaron de forma satisfactoria.

Perspectivas

Las estimaciones de analistas siderúrgicos para 2005 indican que la demanda mundial de acero se mantendrá en un nivel alto, lo que permitirá a las empresas siderúrgicas consolidar los resultados operativos y financieros alcanzados en 2004.
La demanda y los precios del acero seguirán siendo favorables, debido a que las principales economías del mundo, incluido México, mantendrán un crecimiento saludable. Además, China continuará jugando un papel relevante en el consumo de acero y materias primas.
Cumplido el compromiso de reducción de deuda, Hylsamex continuará buscando formas innovadoras para generar valor extraordinario a sus accionistas.
La nueva situación financiera de Hylsamex le permitirá reforzar su posición competitiva de forma acelerada y completa, a través de sus estrategias de modernización, internacionalización, reducción de costos e introducción de

nuevos productos y servicios.
El Consejo de Administración de Hylsamex agradece a sus accionistas, clientes, proveedores e instituciones financieras el voto de confianza en las acciones y políticas implementadas durante 2004 y espera seguir contando con él en el futuro.

Análisis de la Administración Sobre los Resultados de 2004

El siguiente reporte contiene información auditada para 2004 y deberá ser leído junto con la Carta a los Accionistas, el Informe de Operaciones, los Estados Financieros Auditados y con la Información Suplementaria. La información se presenta en Pesos constantes al 31 de diciembre de 2004; ciertas cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de período.

Resumen
Hylsamex registró un excelente resultado operativo en 2004. Hylsamex terminó 2004 con el mayor nivel de EBITDA en la historia de la Compañía, generando EBITDA de US$759 millones en el año, más de cuatro veces el EBITDA de US$187 millones obtenido en 2003.

A lo largo de 2004, las fortalezas competitivas de Hylsamex le permitieron capitalizar el entorno favorable de la industria global del acero. Mientras que el ingreso por tonelada de Hylsamex aumentó en 2004 debido a la estrechez en la demanda y oferta internacional del acero, la Compañía ha mantenido su costo por tonelada relativamente estable como resultado de su integración vertical con acceso a fuentes de mineral de hierro de bajo costo, capacidad para producir fierro esponja, y flexibilidad en su carga metálica.

Por tanto, el margen de EBITDA de la Compañía se ha expandido más que el de otras siderúrgicas que están menos integradas verticalmente o que dependen exclusivamente en chatarra de acero para sus requerimientos de metálicos. Adicionalmente, el estatus de Hylsamex como "proveedor preferido" en el mercado Mexicano, su extensa red de distribución y proximidad al mercado de E.U., le permitieron que registrara un sólido volumen de ventas durante 2004. La Compañía también capitalizó los beneficios de numerosos programas de eficiencia en costos, implementados en años anteriores.

El EBITDA de US$759 millones durante 2004 mejoró sustancialmente la estructura de capital de la Compañía. A través de una combinación de US$291 millones de prepagos de deuda realizados con flujo de caja interno y los recursos netos de US$137 millones de la emisión de capital realizada el 15 de julio de 2004, Hylsamex logró una marcada reducción en su deuda neta de caja a un saldo de fin de año de US$546 millones, US$468 millones o 46% menor que el saldo a fines de 2003. Adicionalmente, las subsidiarias principales de Hylsamex -Hylsa y Galvak- refinanciaron US$335 millones de deuda bancaria bajo términos más favorables. El apalancamiento, medido por Deuda Neta a EBITDA U12M, ha disminuido a 0.7x a finales de 2004, una caída significativa del 5.4x observado a finales de 2003. La Cobertura de Intereses (EBITDA U12M a gastos financieros netos U12M) siguió una tendencia similar: alcanzó 9.3x al 31 de diciembre de 2004, comparada a 2.0x a fines de 2003.

MERCADO DEL ACERO

La industria del acero en el mundo vivió un año extraordinario en 2004. El mayor crecimiento económico mundial provocó una robusta demanda de acero. Asimismo, la escasez de acero y el consiguiente aumento en los precios internacionales se han visto acentuados por la respuesta limitada de los productores de acero, debido a los siguientes factores: la consolidación en la industria, los cierres definitivos de capacidad productiva, la escasez de materia prima que principalmente afecta a los productores que utilizan alto horno, y la insuficiente inversión en años recientes causada por los recientes años de baja rentabilidad. En México, un ambiente económico más positivo ha impactado favorablemente la demanda para varios productos de Hylsamex.

La demanda mundial de acero creció significativamente en 2004, gracias a que el crecimiento económico en regiones importantes del mundo aumentó el consumo de acero. China ha surgido como el motor principal de la demanda siderúrgica, tras experimentar un fuerte crecimiento en su producción industrial y construcción en el pasado reciente. Además de ser un factor clave detrás de la demanda mundial de acero, China también ha sobresalido como un gran consumidor de las materias primas utilizadas en la producción de acero, como lo son la chatarra, el carbón metalúrgico, el mineral de hierro y el coque. Por tanto, la demanda y oferta mundial de acero y sus materias primas se apretó durante 2004, empujando a la alza los precios del acero.

El mercado doméstico de acero mostró crecimiento moderado, al registrar México una expansión al igual que la economía de E.U. De acuerdo a información preliminar de fines de 2004 de la Cámara Nacional de la Industria del Hierro y del Acero ("Canacero"), la demanda doméstica de acero creció 8% en 2004, principalmente a causa de un mayor consumo de placa, productos largos y productos recubiertos. Para la lámina rolada en caliente y rolada en frío -productos que son relevantes para Hylsamex- la demanda permaneció sin cambios en relación a 2003, porque las importaciones de dichos productos cayeron 14% en el año, a causa de la demanda de otras regiones del mundo que absorbió la producción de acero de países tradicionalmente exportadores. Esto ocasionó que en México la producción de lámina rolada en caliente y lámina rolada en frío alcanzara 4.6 millones de toneladas, que es un aumento anual de 3%, debido a que los productores domésticos recuperaron participación de mercado de las importaciones. El mercado de acero plano en México permanece como uno de los más abiertos en el mundo, con importaciones que representan 17% de la demanda doméstica de acero plano en 2004.

VOLUMEN DE VENTAS

Hylsamex vendió 3,167,000 toneladas de productos de acero durante 2004, un aumento de 10% relativo a las 2,889,300 toneladas vendidas en 2003. Los embarques de productos planos -que también incluyen productos tubulares y acero recubierto- aumentaron 11% o 202 mil toneladas, mientras que la venta de productos largos creció 7% o 76 mil toneladas en el año. El crecimiento de la economía doméstica y una menor penetración de las importaciones hacia México, junto con un mercado internacional de acero favorable, llevó a un fuerte volumen de ventas en 2004.

Los embarques domésticos para el año totalizaron 2,435,900 toneladas, 8% superiores que las 2,252,800 toneladas registradas en 2003. El incremento se derivó de mayor venta de productos planos y mayor tonelaje vendido de alambrón.

Hylsamex registró un año con un sólido volumen de exportación, impulsado por el crecimiento económico en la región de NAFTA. La Compañía reportó el más

alto tonelaje de exportación de los últimos 8 años. Los embarques de exportación totalizaron 731,100 toneladas, creciendo 15% comparados con las 636,500 toneladas vendidas en 2003. La mayor parte de este aumento se debió al crecimiento en embarques de exportación de productos planos. Hylsamex exportó 23% del volumen vendido en el año, ligeramente por encima del 22% conseguido en 2003.

INGRESOS

Los ingresos de Hylsamex para el año terminado el 31 de diciembre de 2004 alcanzaron US$2,305 millones (Ps.26,760 millones), 59% superiores que los US$1,449 millones (Ps.16,806 millones) obtenidos en 2003. El ingreso por tonelada medido en dólares para 2004 fue de US$728/tonelada, US$226 o 45% mayor que el ingreso por tonelada de US$502/tonelada alcanzado en 2003. El ingreso por tonelada en 2004 consistió de un precio promedio de acero de US$688/tonelada y de US$40/tonelada de contribución de otros ingresos relacionados con el acero. El aumento en el ingreso por tonelada versus 2003 fue producido por una mejora de US$229/tonelada en el precio promedio de acero de Hylsamex, que fue marginalmente disminuida por un decremento de US$3/tonelada en los otros ingresos relacionados con el acero.

El principal elemento detrás del crecimiento sustancial en los ingresos durante 2004 ha sido la habilidad de Hylsamex para ágilmente ajustar el precio de los productos de acuerdo a los precios que prevalecen en los mercados internacionales, en particular a los precios del acero en E.U. Los precios también reflejan el mayor costo de ciertos insumos como la chatarra. Hylsamex también ha logrado beneficiarse de la tendencia en los precios internacionales porque la mayoría de sus ventas son ventas spot. Además, la mezcla de productos de valor agregado de Hylsamex ha permitido mejores precios, enriqueciendo el precio promedio de la Compañía.

Medido en términos de Pesos, el aumento en ingresos también alcanzó 59%, que se compone principalmente de un 10% de incremento en embarques y un 45% de crecimiento en ingreso por tonelada (Ps.8,449 en 2004 vs. Ps.5,817 en 2003). La devaluación de 5% del Peso (comparando el tipo de cambio diario promedio de cada año) realzó ligeramente los precios medidos en Pesos.

Los volúmenes y precios fuertes de exportación permitieron que Hylsamex generara ingresos de exportación de US$550 millones en 2004, 68% mayores que los US$327 millones obtenidos en 2003. La privilegiada posición geográfica de la Compañía en la región de NAFTA y su habilidad para ajustar los precios de sus productos fueron los factores determinantes para lograr el aumento en ingresos de exportación.

COSTO DE VENTAS

Durante 2004, Hylsamex operó a altos niveles de utilización para hacer frente a una fuerte demanda en México y en el extranjero. Adicionalmente, el ambiente de altos costos de insumos para la industria del acero permaneció prácticamente sin cambios desde principios de 2004. Consecuentemente, Hylsamex ha sostenido la producción de fierro esponja a capacidad máxima -suministrando 100% de los requerimientos de mineral de hierro desde sus propias minas- y sigue beneficiándose de la competitividad del fierro esponja en comparación a otros metálicos. En contraste con productores de acero que están menos integrados en sus procesos productivos, la integración vertical de Hylsamex y la flexibilidad de su carga metálica le han permitido registrar solamente aumentos moderados en el costo de ventas total y en el costo por tonelada, a

pesar de los altos precios del gas natural durante la mayor parte de 2004.

Como una señal de una demanda robusta, el Molino #1 de la División de Aceros Planos (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) produjo 387,400 toneladas durante 2004, casi cuatro veces la producción de 105,500 toneladas registrada en 2003. La producción en el Molino #1 es totalmente en una base de costo variable (v.g. no se incide en costos fijos) y se arranca y se detiene fácilmente cuando se requiere.

El costo de ventas para 2004 totalizó US$1,546 millones (Ps.17,942 millones), 21% más alto que los US$1,278 millones (Ps.14,815 millones) registrados en 2003. El alza de 21% en el costo de ventas se derivó de un aumento de 10% en volumen vendido y mayores costos variables en 2004. En una base por tonelada, el costo de ventas permaneció relativamente estable, alcanzando US$488/tonelada, un aumento de US$46/tonelada o 10% comparado a los US$442/tonelada registrados en 2003. En esta comparación, los costos variables aumentaron US$50/tonelada debido a un mayor costo de la chatarra y precios más altos para los energéticos. El aumento en el costo variable por tonelada fue ligeramente compensado por una disminución de US$4/tonelada en el costo fijo por tonelada, causada por mayores embarques.

En seguida se presenta una explicación del comportamiento durante 2004 de los elementos importantes del costo de ventas:

Energéticos
Gas Natural.
El costo efectivo de gas natural para Hylsamex fue de US$5.48/MMBtu en 2004, incrementando 10% comparado con el costo de US$4.97/MMBtu registrado en 2003. En cambio, el precio de referencia de Hylsamex para el gas natural -el índice del Sur de Texas- aumentó 13% en promedio (US$5.83/MMBtu en 2004 comparado con US$5.14/MMBtu en 2003). El costo efectivo de gas natural para Hylsamex aumentó menos que el precio de mercado como resultado de la estrategia de cobertura de la Compañía. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo.

Al 31 de diciembre de 2004, las coberturas de gas natural comprenden las siguientes posiciones:

2005
Calendario 2005: 32% de las necesidades cubiertas con un swap a US$4.28/MMBtu, con un techo en US$6.70/MMBtu.
Febrero a agosto de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.86/MMBtu. Cuando el precio de mercado fluctúe entre US$4.50/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente más US$0.13/MMBtu. El swap tiene un techo en US$7.70/MMBtu.
Enero, y septiembre a diciembre de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.73/MMBtu. Cuando el precio de mercado fluctúe entre US$4.90/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente. El swap tiene un techo en US$7.70/MMBtu.

2007
Calendario 2007: La Compañía vendió un swaption a US$4.20/MMBtu por 32% de los requerimientos del año.

Nota: Mientras que algunas de las coberturas financieras de la Compañía están referenciadas al precio del gas natural de NYMEX, todas las coberturas

financieras de la Compañía descritas arriba se muestran a su precio equivalente del Sur de Texas, que en 2004 fue US$0.30/MMBtu menor que el precio de NYMEX, en promedio.

Electricidad
El costo de electricidad fue de US¢4.29/KWh en 2004, 8% por encima del costo de US¢3.97/KWh observado en 2003. El incremento en el costo de la electricidad fue causado por niveles más altos en los precios internacionales de hidrocarburos.

Carga Metálica
El costo ponderado de la carga metálica de Hylsamex en 2004 fue de US$197/tonelada, 31% superior al costo de 2003. El costo de la carga metálica aumentó principalmente a causa de un mayor costo de la chatarra durante el año, y en menor grado por incrementos en el precio del gas natural que impactaron el costo del fierro esponja. El costo promedio de producción de fierro esponja en 2004 aumentó US$3/tonelada comparado con el año anterior. Los precios en 2004 tanto de la chatarra doméstica como de la importada aumentaron de manera importante debido a la mayor demanda de los productores de acero. El costo para Hylsamex de su mezcla de chatarra doméstica aumentó US$87/tonelada en comparación con 2003; el costo de la mezcla de chatarra importada en 2004 creció US$94/tonelada comparado a 2003. Como resultado de la competitividad del costo del fierro esponja en relación a otros metálicos, en 2004 Hylsmex aumentó la producción de fierro esponja y su importancia relativa en la carga metálica. En 2004, el contenido total de fierro esponja y chatarra generada internamente en la carga metálica aumentó a 63%, de 61% durante 2003.

UTILIDAD Y FLUJO DE EFECTIVO

Gastos de Operación

Los gastos de operación para 2004 alcanzaron US$123 millones (Ps.1,423 millones), 13% mayores que los US$109 millones (Ps.1,260 millones) registrados en 2003. La razón de gastos de operación a ventas disminuyó a 5% en 2004, de 7% en 2003, como resultado de mayores ingresos y la naturaleza fija de la mayor parte de los gastos de operación.

Utilidad de Operación

La utilidad de operación de 2004 totalizó US$636 millones (Ps.7,395 millones), más de diez veces la utilidad de operación obtenida en 2003 que fue de US$63 millones (Ps.731 millones). El margen de operación para 2004 alcanzó 28%, que se compara con un 4% registrado en 2003. El aumento en utilidad de operación se explica principalmente por la mejora en los precios del acero y la habilidad de Hylsamex para mantener su costo unitario relativamente estable. El mayor volumen de ventas también contribuyó al incremento en utilidad de operación.

Flujo de Efectivo de Operación

Para el año terminado el 31 de diciembre de 2004, el flujo de efectivo de operación -medido como EBITDA- totalizó US$759 millones (Ps.8,821 millones), más de cuatro veces el EBITDA de US$187 millones (Ps.2,168 millones) registrado en 2003. La mejora en los precios del acero, un costo por tonelada relativamente estable, y mayores embarques explican la generación de EBITDA en 2004 de Hylsamex. En una base por tonelada, el EBITDA en 2004 alcanzó

US$240/tonelada, casi cuatro veces el nivel de US$65/tonelada registrado en el año anterior. Hylsamex logró un margen de EBITDA de 33% en 2004, que se compara con el 13% conseguido en 2003.

La rentabilidad operativa y la generación de EBITDA alcanzaron muy buenos niveles en 2004, explicados por el ambiente de los precios del acero y la integración vertical de Hylsamex que ayudó a registrar costos relativamente estables. La posición privilegiada de la Compañía como un minimill eficiente y verticalmente integrado le permitió ampliar sus márgenes de utilidad más que otros productores de acero porque el costo unitario de la Compañía aumentó en menor grado.

RESULTADO INTEGRAL DE FINANCIAMIENTO

Durante 2004, la Compañía registró un costo financiero neto de US$55 millones (Ps.641 millones), 61% menor que el costo financiero neto de US$141 millones (Ps.1,629 millones) reportado para 2003. La reducción obedece principalmente a US$74 millones de menores pérdidas cambiarias en 2004 que resultaron de la estabilidad relativa que mostró el tipo de cambio Peso-dólar en el año. Adicionalmente, Hylsamex registró una disminución de US$13 millones en su gasto financiero neto, causada por la reducción de deuda llevada a cabo durante 2004.

IMPUESTOS

Hylsamex realizó un cargo a resultados de US$105 millones (Ps.1,251 millones) por impuestos y reparto de utilidades en 2004, que se compara con el cargo de US$19 millones (Ps.240 millones) hecho en 2003. A consecuencia de la mejora en rentabilidad, la provisión por impuestos (causados y diferidos) de la Compañía hubiera sido US$168 millones; sin embargo, la Compañía tuvo un beneficio fiscal extraordinario por la aplicación de pérdidas fiscales pendientes por amortizar y créditos de impuesto al activo que disminuyeron la provisión de impuestos a US$74 millones. El beneficio fiscal extraordinario provino de la cancelación de reservas contra pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo. Dichas reservas fueron creadas en el pasado, cuando la Compañía estimaba que no podría aprovechar totalmente los escudos fiscales que había acumulado; dada la mejora en rentabilidad observada en 2004, la Compañía canceló dichas reservas. Además, Hylsamex reconoció US$31 millones de reparto de utilidades, un aumento de US$29 millones en relación al año anterior. El reparto de utilidades creció debido a la mejora en la rentabilidad de la Compañía.

UTILIDAD (PÉRDIDA) NETA CONSOLIDADA

Para 2004, Hylsamex reportó una utilidad neta consolidada de US$540 millones (Ps.6,235 millones), que se compara favorablemente con la pérdida neta de US$72 millones (Ps.860 millones) reportada para 2003. La variación significativa se debe principalmente al repunte positivo en la rentabilidad operativa de la Compañía de 2003 a 2004, un menor costo financiero neto y una mayor utilidad por método de participación de Amazonia, parcialmente compensadas por una mayor carga fiscal.

INVERSIONES EN ACTIVO FIJO

La inversión en activo fijo totalizó US$46 millones (Ps.538 millones) en 2004, que se compara con US$55 millones (Ps.635 millones) invertidos en 2003. De la

inversión realizada en 2004, US$8 millones (Ps.95 millones) fueron erogados en el descapote de mineral en las minas y US$27 millones (Ps.315 millones) fueron desembolsados en inversiones normales de Hylsa. En Galvak, US$10 millones (Ps.122 millones) fueron destinados a avances relacionados con su estrategia de expansión. La cifra acumulada para 2004 parece relativamente baja porque Galvak optó por estructurar operaciones de "sale-leaseback" para ciertos activos fijos por un total de US$8 millones.

DEUDA Y ESTRUCTURA FINANCIERA

La deuda neta de Hylsamex al 31 de diciembre de 2004 totalizó US$546 millones, 46% o US$468 millones menor que el saldo de US$1,014 millones que se tenía a fines de 2003. Esta reducción significativa de deuda neta en 2004 se obtuvo principalmente a través de US$291 millones en prepagos de deuda bancaria realizados por la Compañía con generación interna de efectivo en 2004, los recursos netos de US$137 millones de la emisión de capital que fueron aplicados en su totalidad a prepagos de deuda bancaria, y un aumento considerable en el flujo de efectivo libre que incrementó las reservas de efectivo en US$40 millones de fines de 2003 a un saldo de US$125 millones al 31 de diciembre de 2004. El cambio anual en la deuda neta se explica en la siguiente tabla:

Intereses Pagados: Los pagos por intereses en 2004 sumaron US$69 millones (Ps.795 millones), menores que los US$79 millones (Ps.922 millones) pagados durante 2003.
Impuestos Pagados: En 2004, los impuestos pagados ascendieron a US$32 millones, moderadamente menores a los US$34 millones erogados en 2003.
Capital de Trabajo Neto (CTN): Para el año terminado el 31 de diciembre de 2004, el CTN representó un uso de efectivo de US$205 millones (Ps.2,399 millones). La inversión considerable en CTN durante este período se debe básicamente al notable aumento en el valor monetario de los embarques del acero y las materias primas durante el año, y al mayor volumen de ventas y producción. El cambio en CTN fue impulsado principalmente por:
Un uso de efectivo de US$103 millones (Ps.1,197 millones) en cuentas por cobrar, derivado principalmente de mayores ventas y embarques, que fue parcialmente compensado por una administración más eficiente de las cuentas por cobrar ya que la rotación disminuyó a 39 días, comparado a 43 días en 2003.
Un uso de efectivo de US$143 millones (Ps.1,669 millones) en inventarios.
Una fuente de efectivo de US$41 millones (Ps.467 millones) proveniente de cuentas por pagar.

Liquidez
Hylsamex experimentó una excelente liquidez en 2004. La fuerte generación de flujo de efectivo de operación aumentó las reservas de efectivo, que alcanzaron US$125 millones (Ps.1,413 millones) al 31 de diciembre de 2004, un incremento de US$40 millones en relación al saldo de US$85 millones (Ps.1,009 millones) a fines de 2003. La Línea de Crédito Revolvente por US$60 millones de Hylsa, que fue otorgada para apoyar los requerimientos de capital de trabajo, no ha sido utilizada.

PARTICIPACIÓN EN RESULTADOS DE ASOCIADAS (AMAZONIA)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$68 millones (Ps.781 millones) en 2004, que se compara con la utilidad de US$28 millones (Ps.315 millones) registrada en 2003. Sidor reportó una buena rentabilidad operativa como consecuencia de los fundamentales favorables en el

mercado global del acero, la posición de la empresa como uno de los productores de acero de más bajo costo en el mundo con integración vertical, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados domésticos y de exportación.

OTROS EVENTOS RELEVANTES

Hechos Recientes en Gas Natural

En principios de 2005, el programa de coberturas de gas natural de la Compañía le ha ayudado a alcanzar ahorros en costo y un precio relativamente estable. Los precios actuales para los primeros tres meses de 2005 se muestran a continuación:

Para enero de 2005, el precio de gas natural del Sur de Texas fue fijado en US$5.70/MMBtu. Como resultado de las coberturas financieras, el costo para Hylsamex de los primeros 200 contratos de consumo de gas natural en este mes será aproximadamente US$5.005/MMBtu. El consumo de enero en exceso de 200 contratos tendrá un costo a precio de mercado.

Para febrero de 2005, el precio de gas natural del Sur de Texas fue fijado en US$5.70/MMBtu. Como resultado de las coberturas financieras, el costo para Hylsamex de los primeros 200 contratos de consumo de gas natural en este mes será aproximadamente US$5.005/MMBtu. El consumo de febrero en exceso de 200 contratos tendrá un costo a precio de mercado.

Para marzo de 2005, el precio de gas natural del Sur de Texas fue fijado en US$5.91/MMBtu. Como resultado de las coberturas financieras, el costo para Hylsamex de los primeros 200 contratos de consumo de gas natural en este mes será aproximadamente US$5.005/MMBtu. El consumo de marzo en exceso de 200 contratos tendrá un costo a precio de mercado.

La siguiente gráfica describe el costo de gas natural de Hylsamex de abril a diciembre de 2005, incluyendo el efecto combinado de las coberturas financieras contratadas. La gráfica también muestra el precio promedio y alto-bajo de futuros de abril a diciembre de 2005, al cierre de los precios de futuros del 9 de marzo de 2005.

Operaciones
MATERIAS PRIMAS
Por segundo año consecutivo, las operaciones mineras de Hylsamex tuvieron un desempeño extraordinario en 2004. Se concluyeron las inversiones para ampliar la capacidad de la planta peletizadora del Consorcio Benito Juárez - Peña Colorada, y continuaron las exportaciones de mineral de hierro a China.

La producción de pélet ascendió a 3.3 millones de toneladas, 5% por encima del año anterior. La planta peletizadora de Las Encinas incrementó su producción 19%, incluyendo 91 mil toneladas de mineral concentrado para su venta a terceros. Las obras para incrementar la capacidad del Consorcio Benito Juárez - Peña Colorada, de 3.5 a 4 millones de toneladas, se realizaron de acuerdo a lo planeado sin interrumpir la producción normal de la planta que operó a plena capacidad.

Como parte del contrato firmado en 2003, la exportación a China fue por 888 mil toneladas de pélet y finos de mineral, cifra 12% superior al año anterior. Los ingresos por este concepto superaron los US$ 26 millones.

HECHOS RELEVANTES
Operación a plena capacidad de las plantas peletizadoras.

Producción total de pélet: 3.3 millones de toneladas, 5% superior al 2003.

HYL DIVISIÓN TECNOLOGÍA
El año 2004 fue de intensa actividad para la División Tecnología. La recuperación de la industria siderúrgica mundial y su efecto en la demanda de materias primas aumentaron el número de proyectos para nuevas plantas de reducción directa, y varios de ellos tienen altas probabilidades de realizarse en el corto plazo.

Empresas con plantas HYL® en Malasia, Indonesia y la India han solicitado a la División ampliaciones de capacidad en sus instalaciones actuales.

Por otra parte, se firmaron acuerdos con las compañías Electrotherm India Ltd y con Kvaerner Power Gas, de la India, para fabricar y comercializar una nueva configuración de planta HYL -el Micro-Module- diseñada para capacidades menores a 200,000 toneladas anuales, que sería la opción más económica para esta región del mundo. También se firmó un acuerdo de entendimiento con una compañía china para instalar una planta de reducción directa HYL® basada en el uso de gas de coquería en vez de gas natural, que sería la primera de su tipo en el mundo.

Las investigaciones del proyecto HYL® MIP dirigidas a disminuir la dependencia del gas natural en la producción de acero líquido, avanzaron satisfactoriamente. Las pruebas en la planta piloto, utilizando el coque de petróleo como combustible alterno de menor costo, han sido muy favorables. En 2005, se espera comprobar los beneficios económicos de este proceso para proceder a invertir en una instalación a escala industrial.

HECHOS RELEVANTES
Se construye una instalación prototipo para el Proyecto HyGlomerate®, cuyo objetivo es recuperar el hierro de materiales siderúrgicos residuales. Esto permitirá utilizar 70 mil toneladas de óxido de hierro.

En Hylsa División Aceros Planos se instaló un equipo para realizar pruebas de combustión de coque de petróleo en substitución del gas natural. Este proyecto disminuirá los costos de energía.

Los servicios de adiestramiento técnico para operar plantas se extendieron a técnicos de empresas de China y Finlandia. Además se vendieron servicios de implantación del Sistema SAP en general, así como del módulo de mantenimiento.

HYLSA DIVISIÓN ACEROS PLANOS
El desempeño de la División registró niveles récord en producción, ventas y precios durante 2004, ya que supo capitalizar las excelentes condiciones del mercado internacional y nacional de productos planos. Sus ventas totales por 1.9 millones de toneladas, fueron 14% superiores a las del año anterior. Las destinadas al mercado nacional, por 1.5 millones, aumentaron 15% respecto a 2003.

Las ventas de productos de mayor valor agregado ascendieron a 689 mil toneladas, para un crecimiento del 7% respecto del 2003 y representaron el 37% del total.

El precio promedio por tonelada alcanzó un nivel récord de US$ 622.

Todas las instalaciones productivas operaron a plena capacidad y la eficiencia laboral registró una mejoría de 12% respecto del nivel del año anterior, al ubicarse en 2.3 horas-hombre por tonelada.

En temas de calidad, se logró la renovación del Certificado QS-9000; se inició el proyecto para transitar de la norma QS-9000 a la norma ISO/TS 16949; y se efectuó la auditoría en los laboratorios químicos y metalúrgicos para obtener en 2005 el Certificado ISO/IEC 17025.

Las inversiones realizadas durante el año se destinaron a incrementar el rendimiento del horno Danieli y disminuir las pérdidas caloríficas en su operación; en el área de fierro esponja, se instalaron equipos para cambiar el uso de gas natural por coque de petróleo; y se realizaron las acciones necesarias para mantener las instalaciones productivas en condiciones óptimas.

HECHOS RELEVANTES
Todas las instalaciones productivas de la División registraron récords de producción.

Las exportaciones ascendieron a 381 mil toneladas, creciendo 12% y representando el 21% del total vendido.

Para preservar el medio ambiente se realizó un programa de reforestación y se hicieron inversiones para controlar emisiones fugitivas en los hornos.

HYLSA DIVISIÓN ALAMBRÓN Y VARILLA
En el año 2004, esta División volvió a registrar un desempeño sobresaliente. Esto fue posible por el entorno internacional favorable, el repunte de la demanda nacional del alambrón y la implementación exitosa de estrategias productivas y comerciales.

Las acerías de las Plantas Puebla y Norte registraron niveles récord de producción como resultado de una mayor productividad y la mejor utilización de la capacidad instalada. Destaca el incremento de 41% en la producción de fierro esponja.

Las ventas de la División llegaron a 1.1 millones de toneladas, con un crecimiento de 8% respecto del año anterior; particularmente destaca la incursión exitosa en el mercado del alambrón para resorte automotriz.

Debido a la recuperación de los precios internacionales y domésticos, los resultados en ingresos, utilidad de operación y margen operativo fueron muy por encima de los registrados en el 2003.

Se concluyó satisfactoriamente el rediseño organizacional de la Planta Puebla, con la implantación de los Equipos Naturales Autodirigidos, la eliminación de supervisores y el inicio del sistema de educación continua.

En materia ambiental, la Planta Norte concretó un acuerdo con las autoridades de Nuevo León para realizar una auditoría que permita obtener el Certificado de Industria Limpia en 2005. La Planta Puebla concluyó el programa de actividades en el área de reducción directa comprometido con las autoridades federales y se espera su certificación en los primeros meses del 2005.

HECHOS RELEVANTES
Inversión de US$ 4 millones para mantener las instalaciones en condiciones

óptimas.

Ventas de palanquilla por 167 mil toneladas, con un crecimiento de 12%.

Exportaciones representaron el 7% de las ventas totales.

GALVACER
Para fortalecer su liderazgo en el mercado de aceros procesados, en 2004 Galvacer incorporó a su portafolio de negocios las operaciones de Acerex. De esta manera, se refuerza el objetivo de esta unidad de negocios de ofrecer a los clientes un paquete integral que le asegure productos de calidad, servicio técnico de excelencia y soluciones de alto valor agregado.

Galvacer tuvo resultados sobresalientes en 2004, al registrar ventas totales por 944 mil toneladas, 10% más que el año anterior. Sus exportaciones ascendieron a 268 mil toneladas, con un crecimiento de 14% y una participación de 28% en el total vendido.

Sus ingresos llegaron a US$ 916 millones, equivalentes al 40% del total obtenido por Hylsamex.

GALVAK
Debido al mejor entorno internacional y nacional, Galvak obtuvo en 2004 resultados productivos y financieros muy favorables. Se establecieron récords en la fabricación de lámina galvanizada, pintada y paneles aislados. Las ventas, por su parte, crecieron 11% para un total de 576 mil toneladas.

La empresa avanzó en su estrategia de diversificación de mercados al establecer dos nuevos centros de servicio en Houston, Texas y Atlanta, Georgia en los Estados Unidos. Con éstas, son ya siete las unidades de este tipo que operan fuera de México -cinco en los Estados Unidos, una en Costa Rica y otra en Santiago de Chile-, lo que contribuyó a que las exportaciones también registraran un nuevo récord histórico.

Para reforzar su liderazgo comercial, Galvak introdujo al mercado cuatro nuevos productos: dentro de la familia Galvapánel, el Galvatherm OS enfocado a la construcción de cuartos fríos, y el nuevo acabado Stuco como otra opción arquitectónica para fachadas; los Perfiles Verdes utilizados en la fabricación de ventanas, puertas y marcos metálicos; y el Galbarro, que es un perfil galvanizado rectangular u ovalado con un color rojo barro en la parte externa, dirigido al mercado de vivienda rural.

En cuanto a inversiones, se concluyeron los proyectos de la Línea de Pintado III y el Molino de Perfiles, con lo cual terminan las ampliaciones de capacidad iniciadas hace dos años que le permitirán a Galvak reforzar su liderazgo en los aceros recubiertos.

Para lograr mayor flexibilidad productiva y ofrecer mejores servicios a sus clientes, se inició un proyecto de automatización de las líneas productivas de galvanizado, pintado, productos transformados, tubería y perfiles; lo cual permitirá modificar los programas de producción a solicitud de los clientes, a fin de satisfacer sus necesidades en tiempo y forma.

En materia ecológica, se amplió la capacidad de la planta de tratamiento de aguas residuales para dar servicio a las nuevas capacidades de las diferentes líneas de productos. Se participó exitosamente en varios programas de prevención de riesgos ambientales organizados por la Procuraduría Federal de

Protección Ambiental y se impartieron cursos al personal laboral sobre legislación ambiental, prevención de riesgos y manejo de materiales peligrosos.

RECONOCIMIENTOS
Premio Nacional del Trabajo.
Reconocimiento Nacional de Excelencia Ambiental.
Certificación ISO/TS 16949 versión 2002.
Auditoría para obtener el Certificado ISO - 9000 versión 2000.

HYLSA DIVISIÓN ACEROS TUBULARES
En 2004, esta División registró un volumen de ventas similar al del año anterior, sin embargo sus ingresos en dólares crecieron 56% gracias a las mejores condiciones del mercado internacional.

Para una mejor evaluación de la producción y los inventarios, se rediseñó el Sistema de Control de Piso que permitirá un seguimiento en línea de los principales indicadores de las áreas productivas.

También contribuyeron a los resultados, la eliminación de una investigación antidumping en Estados Unidos en contra de las exportaciones de tubería PER, así como las mayores ventas de productos API recubiertos a PEMEX.

Para apoyar su estrategia de productos de valor agregado, la División introdujo al mercado la tubería Conduit de pared delgada para ser utilizada en instalaciones eléctricas de bajo voltaje.

Con la finalidad de ofrecer un mayor apoyo y mejorar el servicio al cliente, se desarrolló una aplicación electrónica interactiva que proporciona la información necesaria para diseñar estructuras de naves industriales.

HECHOS RELEVANTES
Refrendo del Certificado de Industria Limpia.

Continuación del Programa Seis Sigma y de la Universidad Galvacer.

Mayor capacitación para atender emergencias en el manejo de materiales peligrosos.

ACEREX

La empresa tuvo un desempeño sobresaliente en el año 2004 al registrar un nivel récord de ventas, sustentado en la recuperación del mercado siderúrgico y en la excelencia de sus productos y servicios al cliente.

Destaca el crecimiento de la venta directa con 24%, mientras que las operaciones de maquila aumentaron 34%. La actividad exportadora directa continuó avanzado de manera satisfactoria, al registrar un incremento de 59%.

Los excelentes resultados obtenidos le permitieron a Acerex anticipar el pago total de su deuda bancaria.

A fin de reforzar el compromiso con la calidad, se realizaron con éxito las auditorías para obtener la Certificación ISO/TS 16949, misma que se espera recibir en los primeros meses del 2005. De esta forma, la empresa continúa diferenciándose de sus competidores.

VENTAJA COMPETITIVA
Para fortalecer su posición de liderazgo en el mercado mexicano, Acerex cuenta con la colaboración técnica y comercial de su socio Worthington Industries, líder en el procesamiento de aceros planos en los Estados Unidos.

SIDOR
La Siderúrgica del Orinoco (SIDOR), donde Hylsamex tiene una participación minoritaria, logró resultados excepcionales en 2004.

Las ventas totales ascendieron a 3.4 millones de toneladas, lo que representa un aumento del 7% con respecto al año anterior. Al mercado nacional se destinaron 1.7 millones de toneladas, para un crecimiento del 55%, debido a la reactivación de la economía venezolana.

Las exportaciones, por su parte, ascendieron a 1.7 millones de toneladas, 18% menor a la cifra de 2003, debido al aumento de la demanda en el mercado doméstico.

En julio, se adquirió en conjunto con Tenaris, la empresa Posven, ubicada en Ciudad Guayana, que se dedica a la producción de hierro briqueteado en caliente (HBC) con una capacidad anual de 1.5 millones de toneladas. La nueva compañía, denominada Materiales Siderúrgicos, S.A. (MATESI), reinició operaciones el 19 de octubre. Esta adquisición le permitirá a SIDOR superar las 4 millones de toneladas de productos terminados.

HECHOS RELEVANTES

Inversión de US$ 79 millones para modernizar un módulo de reducción directa, el Molino Skin-Pass, el sistema de información integral de producción, comercial y administración y los transformadores para la acería de productos planos.
Aplicación exitosa del Programa Comportamiento Seguro, orientado a cambiar la actitud del trabajador frente a los riesgos laborales.
Reducción de la deuda de la empresa en US$ 267 millones. El saldo al cierre de 2004 fue de US$ 566 millones.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2004 COMPARATIVOS CON 2003

Millones de pesos de poder adquisitivo del 31 de diciembre de 2004
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control.

En asamblea general extraordinaria de accionistas de ALFA celebrada el 4 de febrero de 2004, se aprobó realizar una reestructuración corporativa relevante consistente en la desinversión de HYLSAMEX a través de dos reducciones sucesivas e independientes del capital social y contable de ALFA mediante la entrega a sus accionistas de la totalidad de las acciones de HYLSAMEX propiedad de aquella, acordándose la primera reducción y resolviéndose instruir al Consejo de Administración para que durante el primer trimestre de 2005 convoque a una diversa asamblea general extraordinaria para conocer de la propuesta para formalizar la segunda reducción. La desinversión antes mencionada no tiene efecto alguno en los estados financieros consolidados de HYLSAMEX, quien dejará de ser subsidiaria de ALFA a partir de la fecha en que se concluya la desinversión de referencia.

Al 31 de diciembre las principales subsidiarias y asociada son:

	% de tenencia (a)	
	2004	2003
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V.	100	100
Hylsa Norte, S. A. de C. V.	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada) (b)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Prosima Servicios, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Química Técnica Avanzada, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) y subsidiarias:	100	100
Galvak Servicios S. A. de C. V.	100	100
Metal Building Solutions, S. A. de C. V.	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100

Galvacer Costa Rica, S. A. 100 100
Galvacer Servicios, S. A. de C. V. 100 100
Acerex, S. A. de C. V. 51 51
Acerex Servicios, S. A. de C. V. 100 100
Ferropción, S. A. de C. V. (Ferropción) (c) 100 100
Galvamet América Corp. (d) 100

Hylsa Latin, LLC. (Hylsa Latin) y asociadas: 100 100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) (e) 12 37
Siderúrgica del Orinoco, C. A. (Sidor) 60 60

Express Anáhuac Operadora, S. A. de C. V. 100 100

Express Anáhuac Inmobiliaria, S. A. de C. V. 100 100

Express Anáhuac Servicios, S. A. de C. V. 100 100
Express Anáhuac, S. A. de C. V. 100 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) En noviembre de 2004 los accionistas de Peña Colorada ratificaron la escisión de la compañía sujeta a obtener la autorización de los acreedores, la cual se encuentra en proceso a la fecha de emisión de estos estados financieros.

(c) A partir de junio de 2004 Ferropción dejó de operar; sus actividades serán llevadas a cabo por otras partes relacionadas.

(d) El 14 de septiembre de 2004 se constituyó Galvamet America Corp., cuya principal actividad consiste en la fabricación de paneles para la industria de la construcción.

(e) Hasta junio de 2003, Amazonia era propietaria del 70% del capital común de Sidor, empresa venezolana. Sin embargo, con motivo de la reestructura bancaria de Amazonia y de Sidor, a partir de esa fecha Amazonia posee el 60% del capital social de Sidor (ver Nota 5).

2. RESUMEN DE POLITICAS DE CONTABILIDAD SIGNIFICATIVAS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2004.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones

consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 112.550, 106.996 y 102.904 al 31 de diciembre de 2004, 2003 y 2002, respectivamente (segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se expresan a su valor de mercado. Las diferencias entre el monto a la fecha de inversión y la del estado de situación financiera, se reconocen en resultados dentro del resultado integral de financiamiento.

b. Inventarios y costo de ventas (Nota 4)

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada (Nota 5)

Las acciones de empresas asociadas se presentan valuadas por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras, posteriores a la fecha de compra.

d. Dilución en asociada (Nota 5)

El efecto de dilución en asociada (disminución en el porcentaje de control) se reconoce formando parte del capital contable, directamente en la cuenta de utilidades acumuladas, en el ejercicio en el cual ocurren las transacciones que originan dichos efectos. El efecto de dilución se determina al comparar el valor contable de la inversión en acciones con base en la participación antes del evento de dilución contra dicho valor contable considerando la participación después del evento mencionado.

e. Inmuebles, maquinaria, equipo y depreciación (Nota 6)

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación.

f. Deterioro en el valor de los activos de larga duración y su disposición

A partir del 1o. de enero de 2004 la Empresa adoptó las disposiciones normativas contenidas en el Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición", emitido por el Instituto Mexicano de Contadores Públicos. Este boletín establece, entre otras cosas, los criterios generales que permiten la identificación, cálculo y, en su caso, registro de las pérdidas por deterioro o baja de valor de los activos de larga duración, tangibles e intangibles, incluyendo el crédito mercantil.

g. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados y gastos por colocación de deuda, los cuales están sujetos a amortización.

h. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro (véase Nota 9).

i. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

j. Transacciones en divisas y diferencias cambiarias (Nota 7)

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

k. Estimación de remuneraciones al retiro (Nota 9)

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

l. Operaciones financieras derivadas

Los activos y pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio (fair value) y se clasifican

como otros activos o pasivos en el estados de situación financiera. Las diferencias entre el valor de mercado y/o intercambio y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados.

m. Resultado integral de financiamiento (Nota 11)

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

n. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades (Nota 13)

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

o. Utilidad (pérdida) por acción

La utilidad (pérdida) por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

p. Utilidad (pérdida) integral

Las transacciones que se registran en las cuentas del capital ganado durante el ejercicio, diferentes a las realizadas entre accionistas, se muestran en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral.

3. SALDOS Y OPERACIONES CON PARTES RELACIONADAS

Los documentos por pagar a largo plazo a ALFA que se muestran en el estado consolidado de situación financiera al 31 de diciembre de 2003, corresponden a servicios corporativos acumulados por un importe de $483, los cuales fueron liquidados en diciembre de 2004 por HYLSAMEX, además de $86 por concepto de servicios prestados durante el año 2004.

Los estados consolidados de resultados incluyen cargos por transacciones con partes relacionadas por $333 y $461 por los años que terminaron el 31 de diciembre de 2004 y 2003, respectivamente, incluyendo de los servicios corporativos a que se hace referencia en el párrafo anterior. Los saldos que se muestran en el estado de situación financiera derivan de las operaciones antes mencionadas.

4. INVENTARIOS

Al 31 de diciembre las cifras de inventarios se integran como sigue:

	2004	2003
Productos terminados	$ 1,252	$ 718
Productos en proceso	603	374
Materias primas	1,541	644
Refacciones, herramientas y materiales	853	871
Costo estimado de reposición	$ 4,249	$ 2,607

5. INVERSION EN ACCIONES DE ASOCIADA

Al 31 de diciembre esta inversión se integra como sigue:

	2004	2003
Amazonia / Sidor	$ 1,215	$ 705
Otras inversiones menores	5	4
	$ 1,220	$ 709

En junio de 2003 se anunció la culminación de la reestructuración de la deuda de
Amazonia / Sidor, asociadas de HYLSAMEX. De conformidad con los términos del acuerdo entre Amazonia / Sidor, un grupo de bancos acreedores y el Gobierno de Venezuela, la deuda total de Amazonia / Sidor se redujo de US$1,883 millones a US$791 millones. Además, otros US$45 millones adeudados por Sidor a organismos del gobierno venezolano se extendieron en su vencimiento cinco años adicionales.

Por su parte, HYLSAMEX capitalizó la cuenta por cobrar convertible en acciones por US$41 millones, vigente hasta la fecha en que se concluyó la reestructuración antes mencionada.

Adicionalmente se logró la cancelación total de las garantías otorgadas por HYLSAMEX y el resto de los socios de Amazonia, mismas que se substituyeron por una garantía en favor del gobierno de Venezuela y los acreedores bancarios de Sidor, consistente en los activos fijos y las acciones de ésta propiedad de Amazonia, así como las acciones de Amazonia misma.

Como parte del acuerdo de reestructuración, los socios de Amazonia contribuyeron una aportación de US$133.5 millones para capitalizar a Sidor. HYLSAMEX no participó en este proceso de capitalización y en virtud del "Acuerdo sobre el esquema de reestructura de
Amazonia / Sidor y sus efectos sobre composición accionaria, garantías y gobierno", la Administración de HYLSAMEX decidió reconocer su dilución en Amazonia, que de una participación de 36.73% se disminuyó a 11.96%.

6. INMUEBLES, MAQUINARIA Y EQUIPO

El rubro consolidado comprende lo siguiente:

	2004	2003
Terrenos	$ 1,184	$ 1,183
Activos depreciables	40,543	40,642
Inversiones en proceso y otros activos	795	776
	42,522	42,601
Menos - Depreciación acumulada	21,800	21,030
Valor neto actualizado	$ 20,722	$ 21,571

La depreciación cargada a resultados representó tasas anuales promedio de 2.8% en 2004 y 2003.

Al 31 de diciembre de 2004, algunas subsidiarias de la Compañía tenían compromisos de compra de terrenos, maquinaria y equipo por aproximadamente US$15.1 millones, relativos a los programas de expansión y modernización de sus plantas productivas.

7. POSICION EN DIVISAS

Al 31 de diciembre de 2004 y 2003 el tipo de cambio fue de 11.26 y 11.23 pesos nominales por dólar americano, respectivamente. Al 24 de enero de 2005, fecha de emisión de estos estados financieros dictaminados, el tipo de cambio es de 11.25 pesos nominales por dólar.

Las cifras que se muestran a continuación están expresadas en millones de dólares, por ser la moneda extranjera de uso preponderante para las empresas:

	2004	2003
Activos monetarios	US$ 182	US$ 116
Pasivos a corto plazo	(128)	(111)
Pasivos a largo plazo	(636)	(1,075)
	(764)	(1,186)
Posición monetaria en divisas	(US$ 582)	(US$ 1,070)
Activos no monetarios	US$ 1,084	US$ 1,018

Los activos no monetarios (inventarios, maquinaria y equipo) que antes se mencionan, son aquellos cuya manufactura se realiza fuera de México y se expresan a su valor neto actualizado. También se incluye en este concepto la inversión en acciones en compañía asociada.

A continuación se resumen las cifras de las transacciones en divisas:

	2004	2003
Mercancías y servicios:		
Exportaciones	US$ 364	US$ 317
Importaciones	(322)	(243)
Gasto por intereses, neto	(65)	(75)
Importaciones de maquinaria y equipo	(9)	(9)

8. DEUDA A LARGO PLAZO

Al 31 de diciembre la deuda consolidada a largo plazo comprende lo siguiente:

	2004	2003	Tasa de interés (*) 2004
Préstamos en dólares:			
Eurobonos (a)	$ 3,379	$ 3,546	9.92%
Deuda porción A y B (b)		6,435	
Bancarios, garantizados con cuentas por cobrar y con los bienes adquiridos (c)	2,186	2,202	3.71%
Bancarios, sin garantía (d)	1,126		4.56%
Otros	10	17	4.91%

Préstamo en unidades de inversión
Certificados bursátiles (e) 720 719 9.25%
Pagarés de mediano plazo (e) 70 70 8.75%
7,491 12,989
Vencimientos a corto plazo (332) (770)
Deuda a largo plazo $ 7,159 $ 12,219

(*) Promedio ponderado de las tasas nominales vigentes al 31 de diciembre de 2004.

Al 31 de diciembre de 2004 los vencimientos de la deuda a largo plazo son como sigue:

2006 $ 814
2007 2,448
2008 1,517
2009 553
2010 a 2011 1,827
$ 7,159

(a) Los eurobonos, por un monto total de US$300 millones, fueron colocados por HYLSA en el extranjero con vencimiento original en 2007 (Bonos 2007). Durante 2002 HYLSA intercambió US$161 millones de sus Bonos 2007 por bonos con vencimiento en 2010, que devengan una tasa del 10.5%. Bonos por US$139 millones no fueron intercambiados y vencerán en 2007 como originalmente fueron contratados y seguirán devengando intereses al 9.25%.

(b) La deuda a cargo de HYLSA e HYLSAMEX, reestructurada en sus vencimientos durante 2002, fue liquidada anticipadamente durante 2004 con excedentes de efectivo derivados de la recuperación de la industria del acero a nivel global y con los recursos obtenidos de la emisión de acciones en los mercados de capital a que se hace referencia en la Nota 10, el financiamiento obtenido por GALVAK citado en el inciso (c) y el crédito bancario que se menciona en el inciso (d).

(c) En julio de 2004 GALVAK obtuvo un nuevo financiamiento por US$175 millones, el cual fue utilizado para prepagar un financiamiento por US$119 millones y para otorgar un financiamiento a HYLSAMEX. Por el crédito de US$175 millones existen depósitos de efectivo (efectivo restringido), mismos que garantizan el servicio de la deuda contratada por GALVAK. Al 31 de diciembre de 2004 y 2003 estos depósitos ascendían a US$1.2 millones y US$6.3 millones, equivalentes a $13 y $75, respectivamente, y se incluyen en el rubro "Otros activos" en el estado consolidado de situación financiera.

(d) En septiembre de 2004 HYLSA obtuvo un nuevo financiamiento por US$100 millones de una línea de crédito de hasta US$160 millones, el cual fue utilizado para completar la liquidación anticipada de la deuda reestructurada a que se hace referencia en el inciso (b) anterior.

(e) Al 31 de diciembre de 2004 los Certificados bursátiles representan 203.7 millones de Unidades de Inversión equivalentes a US$63.9 millones y a $720. Los Certificados bursátiles mantienen una tasa de interés real de 9.25% y tienen sus vencimientos de principal 50% al 9 de marzo y 50% al 9 de septiembre de 2008. Los pagarés de mediano plazo representan 19.7 millones de Unidades de Inversión, equivalentes a US$6.2 millones y a $70. Los pagarés de mediano plazo mantienen una tasa de interés real de 8.75%, y tiene su vencimiento el 9 de marzo de 2007.

Los contratos vigentes contienen restricciones, principalmente en cuanto al cumplimiento de razones financieras, pago de dividendos, entrega de información financiera, etc., que de no cumplirse o remediarse en un plazo determinado a satisfacción de los bancos, podrían considerarse como causa de vencimiento anticipado. Al 31 de diciembre de 2004, la Compañía cumple satisfactoriamente con dichas restricciones y compromisos.

9. ESTIMACION DE REMUNERACIONES AL RETIRO

La valuación de las obligaciones laborales por planes de remuneraciones al retiro, formales e informales, cubre a todos los trabajadores y se basa principalmente en los años de servicio cumplidos por éstos, su edad actual y su remuneración a la fecha de retiro.

Los planes formales de remuneraciones al retiro cubren aproximadamente el 74% y 77% de los trabajadores de las empresas en 2004 y 2003, respectivamente y son congruentes y complementarios a los planes establecidos por el Instituto Mexicano del Seguro Social a este respecto. Adicionalmente, HYLSA tiene establecido un plan de gastos médicos para beneficio de su personal jubilado.

HYLSA modificó durante el año 2004 algunos de sus programas más importantes de retiro para transformarlos en esquemas de contribución definida. Por la estructura de diseño de estos nuevos planes, la reducción del pasivo laboral asociada al cambio, se reflejará en forma progresiva durante los próximos años.

HYLSA ha constituido fondos destinados al pago de remuneraciones al retiro y gastos médicos a través de fideicomisos irrevocables.

A continuación se resumen los principales conceptos financieros consolidados de dichas obligaciones:

2004 2003
Obligación por beneficios actuales $ 1,082 $ 1,083
Pasivo neto actual $ 900 $ 1,050
Obligación por beneficios proyectados $ 2,059 $ 1,967
Activos de los planes a valor de mercado (1) (338) (33)
Servicios anteriores no amortizados (pasivo de transición) (814) (931)
Variaciones en supuestos y ajustes por experiencia, neto (66) 33
Pasivo neto proyectado 841 1,036
Pasivo adicional (activo intangible) 310 341
Estimación de remuneraciones al retiro $ 1,151 $ 1,377
Costo neto del año ($ 229) ($ 226)
Componente de contribución definida (12)
($ 241) ($ 226)

(1) En diciembre de 2004 HYLSA realizó una aportación al fondo de pensiones por un importe de $291.

El costo de los servicios anteriores (pasivo de transición), modificaciones a los planes, variaciones en supuestos y ajustes por experiencia, se amortizan mediante cargos a resultados por el método de línea recta, durante la vida laboral promedio remanente del personal que se espera reciba los beneficios, como sigue:

2004 2003
Período de amortización:
Pasivo de transición 9 años 11 años
Variaciones en supuestos y ajustes

por experiencia no amortizados 14 años 15 años
Tasa ponderada de descuento (en términos reales) 5 % 5%
Rendimiento estimado a largo plazo de
los activos de los planes (en términos reales) 7 % 6%

10. CAPITAL CONTABLE

En Asamblea General Extraordinaria de Accionistas celebrada el 25 de junio de 2004 los accionistas de HYLSAMEX aprobaron, entre otros, los siguientes acuerdos:

a. Aumentar el capital social de HYLSAMEX en su parte mínima fija no sujeta a retiro mediante la emisión de 180,000,000 de acciones Serie "L" de voto restringido, las cuales serán convertibles en acciones ordinarias con plenos derechos de voto de la Serie "B", actualmente en circulación, al término de un año contado a partir de la fecha de su primera cotización en la Bolsa Mexicana de Valores, S. A. de C. V. (BMV).

Para tal efecto, se autorizó una oferta pública primaria en México a través de la BMV y simultáneamente una oferta en los Estados Unidos de América de conformidad con la Regla 144 A de la Ley de Valores de dicho país, así como entre otros mercados internacionales de valores en transacciones exentas de solicitudes de registro.

b. Las acciones que integran la Serie "L" sólo confieren derecho de asistir y votar en las asambleas especiales de dicha serie y en las asambleas generales extraordinarias de accionistas de la Sociedad que se reúnan para tratar asuntos sobre (i) transformación de la Sociedad, (ii) fusión con otra sociedad en carácter de fusionada y (iii) la cancelación de la inscripción de las acciones Serie "L" en las Secciones de Valores y Especial del Registro Nacional de Valores.

En julio de 2004 la Compañía concluyó la oferta pública primaria de suscripción de 101,162,048 acciones Serie "L" de voto restringido en el mercado nacional e internacional por un importe de $1,614, neto de las comisiones y otros gastos administrativos derivados de la colocación, el cual se muestra en el estado de variaciones en el capital contable por el año que terminó el 31 de diciembre de 2004. Las 78,837,952 acciones Serie "L" que no fueron suscritas y pagadas fueron canceladas en septiembre de 2004.

Al 31 de diciembre de 2004 las cifras actualizadas del capital contable se integran como sigue:

	Valor nominal	Actualización	Valor actualizado
Capital contribuido:			
Capital social	$ 6,538	$ 1,250	$ 7,788
Capital ganado:			
Utilidades acumuladas	1,527	8,890	10,417
Impuesto sobre la renta diferido	107	23	130
Insuficiencia en la actualización del capital		(565)	(565)
Efecto de conversión de entidades extranjeras		(4)	(4)
	1,634	8,344	9,978
Participación en el capital de subsidiarias y asociadas:			

Utilidades acumuladas (déficit)	3,303	(546)	2,757
Impuesto sobre la renta diferido	29	(44)	(15)
Insuficiencia en la actualización del capital		(3,929)	(3,929)
Efecto de conversión de entidades extranjeras		(70)	(70)
	3,332	(4,589)	(1,257)
	4,966	3,755	8,721
Total interés mayoritario	11,504	5,005	16,509
Interés minoritario	478	1,567	2,045
Capital contable consolidado	$ 11,982	$ 6,572	$ 18,554

Al 31 de diciembre de 2004 el capital social suscrito y pagado está representado por 506,340,463 acciones Serie "B" ordinarias, nominativas, de libre circulación y sin expresión de valor nominal y con plenos de derechos de voto y 101,162,048 acciones Serie "L" de voto restringido, nominativas, de libre circulación y sin expresión de valor nominal, con derechos de voto de la Serie "B" al término de un año contado a partir de la fecha de su primera cotización en la BMV. La parte variable del capital es ilimitada siendo la mínima fija sin derecho a retiro.

Los dividendos que se paguen de utilidades acumuladas que no hayan sido previamente gravadas con el impuesto sobre la renta, están sujetos al pago de dicho impuesto a cargo de la empresa, el cual podrá acreditarse contra el que resulte a su cargo sobre el resultado fiscal del ejercicio en que se paguen los dividendos y los dos ejercicios siguientes.

El exceso (insuficiencia) en la actualización del capital comprende principalmente el resultado acumulado por tenencia de activos no monetarios. Este resultado representa el importe diferencial entre la actualización específica de estos activos y su actualización con base en la inflación medida en términos del INPC.

11. RESULTADO INTEGRAL DE FINANCIAMIENTO

Esta partida se analiza como sigue:

	2004	2003
Gastos financieros	($ 1,027)	($ 1,162)
Productos financieros	71	88
Pérdida cambiaria, neto	(120)	(1,001)
Ganancia por posición monetaria	435	446
	($ 641)	($ 1,629)

12. OTROS GASTOS, NETO

El cargo neto a los resultados consolidados fue como sigue:

	2004	2003
Reserva para cancelación de inversión en Posven, asociada extranjera	($ 22)	($ 40)
Indemnizaciones y otros	(31)	(35)
Otros productos, neto	4	38
	($ 49)	($ 37)

13. IMPUESTOS SOBRE LA RENTA (ISR) Y AL ACTIVO (IMPAC)

Y PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES (PTU)

El cargo neto a los resultados consolidados por concepto de ISR e IMPAC es como sigue:

	2004	2003
ISR:		
Causado	($ 436)	($ 38)
Diferido	(1,008)	73
Total ISR	(1,444)	35
Acreditamiento (provisión) de IMPAC	549	(257)
Cargo neto a los resultados consolidados	($ 895)	($ 222)

La conciliación entre las tasas obligatoria y efectiva del ISR se muestra a continuación:

	2004	2003
Utilidad (pérdida) antes de ISR y PTU	$ 7,486	($ 620)
Participación en los resultados de asociadas	(781)	(315)
	$ 6,705	($ 935)
ISR a la tasa obligatoria (33% y 34%, respectivamente)	($ 2,213)	$ 319
Más (menos) efecto de ISR sobre:		
Gastos no deducibles	(14)	(6)
Diferencias base resultado integral de financiamiento	74	12
Reversión (cancelación) de estimación por no recuperabilidad de pérdidas fiscales	402	(284)
Otras permanentes, neto	258	(6)
	(1,493)	35
Efecto por disminución de tasa para impuestos diferidos (1)	49	
ISR sobre (utilidad) pérdida del año	(1,444)	35
IMPAC cuyo derecho de acreditarse caducó en el año		(257)
Acreditamiento de IMPAC	549	
Cargo neto a los resultados consolidados	($ 895)	($ 222)
Tasa efectiva	14.0%	23.7%

Al 31 de diciembre las principales diferencias temporales sobre las que se reconoce ISR diferido se analizan como sigue:

	2004	2003
Inventarios	$ 3,885	$ 1,568
Inmuebles, maquinaria y equipo, neto	11,339	11,058
Cargos diferidos	1,284	1,377
Provisiones de pasivo	(1,215)	(1,336)
Pérdidas fiscales por amortizar	(388)	(2,000)
Otras, neto	(198)	(85)
	14,707	10,582
Tasa de ISR aplicable a diferencias temporales (1)	28%	32%
ISR diferido	4,118	3,386
IMPAC por recuperar	(1,484)	(945)
ISR diferido activo	64	67
ISR diferido pasivo, neto	$ 2,698	$ 2,508

(1) De acuerdo con las modificaciones a la Ley del Impuesto sobre la Renta que se publicaron el 1o. de diciembre de 2004, la tasa del ISR disminuirá para el año 2005 al 30% y se reducirá gradualmente en un 1% anual, hasta llegar al 28% en el año 2007. Este cambio originó una disminución de $49 en el ISR diferido por pagar registrado al 31 de diciembre de 2004, importe que se acreditó a los

resultados del mismo ejercicio.

El ISR diferido registrado al 31 de diciembre, se aplicó a las siguientes cuentas:

	2004	2003
Saldo del año anterior	($ 3,386)	($ 3,138)
Resultados del año	(1,008)	73
Exceso en la actualización del capital	276	(321)
Total	($ 4,118)	($ 3,386)

La PTU se determina a la tasa del 10% sobre la utilidad gravable ajustada de acuerdo con lo establecido en la Ley del Impuesto sobre la Renta.

14. INFORMACION POR SEGMENTOS Y DISTRIBUCION GEOGRAFICA

La administración de la empresa evalúa sus operaciones en base a un solo segmento de negocios, el acero. Se tienen, sin embargo, los siguientes segmentos geográficos, los cuales fueron determinados en atención a la ubicación geográfica de los clientes:

	Ventas netas			
	2004	%	2003	%
México	$ 20,375	76.1	$ 13,013	77.4
Estados Unidos y Canadá	5,478	20.5	2,698	16.1
Otros	907	3.4	1,095	6.5
Total de ventas consolidadas	$ 26,760	100.0	$ 16,806	100.0

Todos los inmuebles, maquinaria y equipo propiedad de la Compañía que se incluyen en el estado consolidado de situación financiera se encuentran en México.

15. NUEVOS PRONUNCIAMIENTOS CONTABLES

A partir del 1o. de enero de 2005 entraron en vigor el Boletín B-7 "Adquisiciones de negocios", el Documento de adecuaciones al Boletín C-2 "Instrumentos financieros", el Boletín C-10 "Instrumentos financieros derivados y operaciones de cobertura" y el Boletín D-3 "Obligaciones laborales", todos emitidos por el IMCP.

A la fecha de emisión de estos estados financieros la administración de la Compañía está realizando un estudio para determinar el efecto que estos nuevos boletines tendrán en sus estados financieros a partir del 1o. de enero de 2005, y en su caso, reconocerá los efectos correspondientes.

Ing. Alejandro M. Elizondo B. — Director General
Ing. Manuel Gutiérrez E. — Director de Finanzas

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	6,353,876,749	100.00	6,353,877	14,487,816
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,831,942
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	45,985
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	520,230	100.00	52,023	53,264
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	14
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 CSC INTEGRA S.A. DE C.V.		125	100.00	13	13
9 HYLSA LATIN LLC		12,831,079	0.00	108,373	1,155,272
10 ELIMINACIONES		1	0.00	203,421	(697,274)
11 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**7,017,748**	**16,877,082**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	36.73	3,020,945	1,215,251
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**3,020,945**	**1,215,251**
OTRAS INVERSIONES PERMANENTES					**4,623**
TOTAL					**18,096,956**

OBSERVACIONES

CLAVE DE COTIZACION: HYLSAMX
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 4 AÑO: 2004

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
BANCOMEXT, SNC	30/09/2009	4.56	0	0	0	14,081	56,324	56,324	56,324	42,243	0	0	0	0	0	0
CALYON	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	6,600	26,402	26,402	26,402	19,801
CITIBANK	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	11,442	45,764	45,763	45,763	34,322
COMERICA BANK	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	6,600	26,402	26,402	26,402	19,801
EXPORT DEVELOPMENT CORP.	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	4,400	17,601	17,601	17,601	13,201
HSBC MEXICO	30/09/2009	4.80	0	0	0	8,801	35,203	35,203	35,203	26,402	0	0	0	0	0	0
HYPOVEREINSBANK NY	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	14,081	56,324	56,324	56,324	42,243
JPMORGAN CHASE BANK	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	4,400	17,601	17,601	17,601	13,201
WELLSFARGO	14/11/2008	4.31	0	0	0	0	0	0	0	0	0	9,012	9,012	9,012	9,012	0
CON GARANTIA																
BANCOMEXT	13/08/2009	4.19	0	0	0	85,413	28,162	28,162	28,162	18,775	0	0	0	0	0	0
BANK OF AMERICA	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	28,162	84,486	84,487	84,487	56,325
BCI	13/08/2009	3.70	0	(	0	0	0	0	0	0	0	4,694	14,081	14,081	14,081	9,387
CALYON	13/08/2009	3.52	0	0	0	0	0	0	0	0	0	23,468	70,405	70,405	70,405	46,937
CITIBANK	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	28,163	84,481	84,486	84,486	56,324
COMERICA BANK	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	23,468	70,405	70,405	70,405	46,937
EXPORT DEVELOPMENT CORP.	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	9,387	28,162	28,162	28,162	18,775
HSBC MEXICO	13/08/2009	3.70	0	0	0	23,468	70,405	70,405	70,405	46,937	0	0	0	0	0	0
HYPOVEREINSBANK NY	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	9,387	28,162	28,162	28,162	18,775
LANDESBANK RP	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	4,694	14,081	14,081	14,081	9,387
FIDEICOMISO DE FOMENTO MINER	13/12/2010	6.37	0	0	0	11,928	25,445	24,451	13,518	27,036	0	0	0	0	0	0
TOTAL BANCARIOS			0	0	0	143,691	215,539	214,545	203,612	161,393	0	187,958	593,369	593,374	593,374	405,416

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2004**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
EUROBONO 2007	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	1,565,785	0	0
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,813,655
PMP 2007	09/03/2007	8.75	0	0	0	0	0	69,665	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES 2008	09/09/2008	9.25	0	0	0	0	0	0	720,120	0	0	0	0	0	0	0
TOTAL BURSATILES			**0**	**0**	**0**	**0**	**0**	**69,665**	**720,120**	**0**	**0**	**0**	**0**	**1,565,785**	**0**	**1,813,655**
PROVEEDORES																
OTROS PROVEEDORES	31/12/2005		1,375,870	0	0	704,044	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**1,375,870**	**0**	**0**	**704,044**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
CTAS POR PAGAR	31/12/2005		1,253,428	0	0	406,178	9,550	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**1,253,428**	**0**	**0**	**406,178**	**9,550**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			2,629,298	**0**	**0**	**1,253,913**	**225,089**	**284,210**	**923,732**	**161,393**	**0**	**187,958**	**593,369**	**2,159,159**	**593,374**	**2,219,071**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	181,506	2,044,629	0	0	2,044,629
PASIVO	763,552	8,601,268			8,601,268
	127,998		0	0	1,441,871
	635,554		0	0	7,159,397
SALDO NETO	(582,046)	(6,556,639)			(6,556,639)

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	4,256,507	(16,407,465)	(12,150,958)	0.01	62,006
FEBRERO	4,146,472	(16,156,163)	(12,009,691)	0.01	85,431
MARZO	4,483,816	(16,303,363)	(11,819,547)	0.00	45,835
ABRIL	5,270,446	(16,720,127)	(11,449,680)	0.00	1,685
MAYO	5,420,036	(16,641,642)	(11,221,606)	0.00	(9,391)
JUNIO	5,459,856	(16,114,846)	(10,654,990)	0.00	6,178
JULIO	5,728,921	16,081,841	(10,352,920)	0.00	30,055
AGOSTO	6,110,419	14,626,564	(8,516,145)	0.01	45,310
SEPTIEMBRE	5,690,114	13,677,223	(7,987,109)	0.01	70,121
OCTUBRE	5,909,708	13,291,647	(7,381,939)	0.01	58,082
NOVIEMBRE	6,052,599	12,863,917	(6,811,317)	0.01	51,890
DICIEMBRE	6,432,835	12,781,326	(6,348,491)	0.00	14,586
ACTUALIZACION:	0	0	0	0.00	12,003
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**473,791**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK SERVICIOS, S.A.DE C.V.	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVACER SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
METAL BUILDING SOLUTIONS, S.A	SERVICIOS EN EL RAMO DE LA CONSTRUCCION	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROSIMA SERVICIOS, S.A. DE C.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
QUIMICA TECNICA AVANZADA	PRODUCCION Y UTILIZACION DE GASES REDUCTORES	0	0
TECNICA INDUSTRIAL, S.A. DE C	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: 4 AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	506,340,463			506,340,463	4,975,129	
L		0	101,162,048			101,162,048	994,423	
TOTAL			607,502,511	0	0	607,502,511	5,969,552	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
607,502,511

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.0048
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

El monto total erogado en inversiones por Hylsamex durante 2004 asciende a US$46 millones. Con respecto a nuevos proyectos, Hylsamex ha realizado inversiones por US$10 millones relacionadas con un programa de inversiones estratégicas en Galvak orientadas a incrementar la proporción de productos de alto valor agregado en su mezcla de ventas y a añadir capacidad a las distintas líneas de producto de acero recubierto. Adicionalmente se ha erogado US$5 para descapotar material en las minas para apoyar la producción futura de mineral de hierro y por último, la empresa ha destinado US$31 para inversiones normales en Hylsa

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
INFORMACION DICTAMINADA **Impresión Final**

Hylsamex posee el 36.73% de las acciones comunes de Consorcio Siderurgia Amazonia Ltd.(Amazonia), y esta última empresa es tenedora del 59.7% del capital común de CVG Siderúrgica del Orinoco, C.A. (Sidor). Sin embargo, al ocurrir la capitalización de la deuda subordinada de Amazonia, Hylsamex reducirá a 12% su participación en Amazonia.

Hylsamex convierte la información financiera de Amazonia, la cual esta preparada de acuerdo con las Normas Internacionales de Información Financiera (IFRS) aplicando los lineamientos establecidos en el Boletín B-15 de los Principios de Contabilidad Generalmente Aceptados en México, para incorporar bajo el método de participación la información financiera de su inversión en el extranjero.

La importancia relativa de esta asociada, respecto a las cifras consolidadas de Hylsamex es la siguiente:

	%
Activos totales	3.6
Utilidad Neta	12.5

Amazonia es una entidad económicamente independiente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 7/04/2005 15:28

HYLSAMEX, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 2125
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1701

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	18.04
ELECTRODOS	UCAR CARBON MEXICANA				0.98
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.61
ALEACIONES	CIA. MINERA AUTLAN				2.91
ZINC	PEÑOLES				1.90
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	0.90
CAL	REGIO CAL				0.96
PINTURA					1.33

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			2,436	20,374,694			
TOTAL				20,374,694			

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			731	6,385,235			
TOTAL				6,385,235			

OBSERVACIONES

FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. MANUEL GUTIERREZ ESPINOZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. CARLOS JIMENEZ BARRERA
DOMICILIO:	GOMEZ MORIN 1111 SUR

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. MANUEL GUTIERREZ ESPINOZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	mgutierrez@hylsamex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** **FECHA :** **7/04/2005** 15:28
HYLSAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO : **PRESIDENTE**

NOMBRE : ING. DIONISIO GARZA MEDINA

CARGO : **CONSEJERO(S) PROPIETARIO(S)**

NOMBRE : LIC. GERARDO X. CALDERON ROJAS
NOMBRE : ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
NOMBRE : LIC. ALVARO FERNANDEZ GARZA
NOMBRE : ING. ARMANDO GARZA SADA
NOMBRE : ING. BERNARDO GARZA DE LA FUENTE
NOMBRE : ING. DIONISIO GARZA MEDINA
NOMBRE : LIC. JOSE LORENZO GARZA HINOJOSA
NOMBRE : ING. EDUARDO GARZA T. FERNANDEZ
NOMBRE : ING. ALFONSO GONZALEZ MIGOYA
NOMBRE : LIC. CARLOS JIMENEZ BARRERA
NOMBRE : DR. RAFAEL RANGEL SOSTMANN

CARGO : **COMISARIO(S) PROPIETARIO(S)**

NOMBRE : C.P. HECTOR PUENTE SEGURA

CARGO : **COMISARIO(S) SUPLENTE(S)**

NOMBRE : C.P. JORGE VALDEZ GONZALEZ

CARGO : **SECRETARIO PROPIETARIO**

NOMBRE : LIC. CARLOS JIMENEZ BARRERA

CARGO : **SECRETARIO SUPLENTE**

NOMBRE : LIC. JORGE ALEJANDRO TREVIÑO GARZA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSAMX
HYLSAMEX, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. ALEJANDRO M. ELIZONDO B. **DIRECTOR GENERAL**	**ING. MANUEL GUTIERREZ E.** **DIRECTOR DE FINANZAS**

SAN NICOLAS DE LOS GARZA, NL, A 7 DE ABRIL DE 2005